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December 31, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

 Attention: Mr. Tom Kluck

Re:	Sprott Physical Platinum and Palladium Trust
Form 40-F for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 001-35765

Dear Mr. Kluck:
Seward & Kissel LLP represents Sprott Physical Platinum and Palladium Trust (the “Trust”), in connection with the Trust’s Form 40-F for the year ended December 31, 2013 (the “2013 40-F”), filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2014.  By letter dated December 18, 2014 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comment on the 2013 40-F.  This comment and the Trust’s response to it are set forth below.
Exhibit 99.5

Calculation of Net Asset Value, page 21

1.	We note your disclosure on page 22 that you determine the value of the physical platinum and palladium bullion by its market value based on the price provided by a widely recognized pricing service as directed by the Manager. In future Exchange Act reports, please identify the widely recognized pricing service used by the Manager. Please also provide in future Exchange Act reports a description of how the pricing service calculates its valuations of the metals.

Mr. Tom Kluck
December 31, 2014

The Trust uses the platinum and palladium spot prices provided by Bloomberg Finance L.P. (“Bloomberg”) under the symbols XPT CMPN USD and XPD CMPN USD, respectively.  According to information received from Bloomberg, XPT CMPN USD and XPD CMPN USD are composite prices for platinum and palladium, respectively, that are calculated according to a set algorithm by Bloomberg from data provided to Bloomberg by third party contributors.  The Trust respectfully advises the Staff that in future Exchange Act reports it will identify the pricing service and provide, to the extent known, a description of how the pricing service calculates its valuations of the metals.

The Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone me at 202-661-7150.
Sincerely,

SEWARD & KISSEL LLP

		By	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine
Counsel

Cc:	Rahul Patel
Staff Attorney
Division of Corporation Finance

Kirstin H. McTaggart
Chief Compliance Officer
Sprott Asset Management LP, manager of the Trust